

January 28, 2011

Michael Moore, President, CEO, Director
Superior Venture Corporation
1937 E. Mineral Avenue
Centennial, Colorado 80122

> **Re:** **Superior Venture Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 14, 2011**
> **File No. 333-168136**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Description of Our Business, page 19
Marketing, page 21

1. We note the disclosure in response to comment four of our letter dated October 27, 2010 that you have not had any discussions with specific growers or wineries. Please add disclosure regarding the risk that you may not be able to find a grower or winery to produce your wines or may not be able to negotiate sufficient terms of an agreement.

2. We reissue in part comment eight of our letter dated October 27, 2010. We note that your target markets as discussed on page 22 under Target Market Segmentation appear to include all demographics other than men between the ages of 33 and 44, whereas you state in the penultimate paragraph of page 21 that your target market includes end consumers that have disposable income and are college educated. Furthermore, you state in the first paragraph of page 20 that you intend to introduce a Chardonnay (due to its general popularity) and a Merlot (due to its qualities as an "introducing" wine). In light

of these statements, please clarify and discuss in greater detail your marketing strategy
and how you intend to implement the specific strategy discussed. Your disclosure
currently appears to suggest a very general target market and marketing approach, with
some focus on new wine drinkers.

3. We partially reissue comment nine of our letter dated October 27, 2010. Please disclose
the cash balance as of the most recent practicable date.

Unaudited Interim Financial Statements
Notes to Unaudited Interim Financial Statements
General

4. Please note that interim financial statements must include all adjustments that, in the
opinion of management, are necessary in order to make the financial statements not
misleading. An affirmative statement that the financial statements have been so adjusted
must be included with the interim financial statements. Refer to Article 8-03 of
Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director